Exhibit 4.12

(English Translation)

Beijing Run An Information Consultancy Co., Ltd.

Share Transfer Agreement

This Share Transfer Agreement (“Agreement”) has been entered into by the following parties on September 4, 2017 in Beijing:

Party A: JIN Weimin, ID No. [610102197004140910] (“Transferor”)

Party B: CHEN Jingwu, ID No. [420106196803153617] (“Transferee”)

(Party A and Party B is each referred to as “Party” and collectively as the “Parties”)

Whereas:

(1)                      Party A has an investment of RMB3,000,000 in Beijing Run An Information Consultancy Co., Ltd. (the “Company”) and 50% legal ownership in the equity interest of the Company. The registered and paid-in capital of the Company is RMB6,000,000;

(2)                      Party A, the Company, Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd. and WANG Tao have entered into the Exclusive Purchase Option Agreement, Equity Pledge Agreement and powers of attorney (collectively, the “Control Agreements”) on January 27, 2014; and for Party A’s investment of RMB3,000,000 in the Company, Party A and Qianjin Network Information Technology (Shanghai) Co., Ltd. entered into a loan agreement (“Loan Agreement”) on September 11, 2007;

(3)                      In accordance with the directives from the Company’s shareholder meeting and executive directors, Party A agrees to transfer all his equity interests in the Company (50% of the Company’s equity) to Party B. Party B agrees to be the transferee of Party A’s equity interest in the Company;

(4)                      The request of Party A to transfer his equity interests in the Company has been approved at the Company’s shareholders meeting, and all shareholders of the Company have surrendered their rights of first refusal.

Whereas, through friendly negotiations, in accordance with the principles of equality, mutual benefit and consensus, the Parties agree on the following regarding this share transfer of the Company:

1.                            Party A agrees to transfer all his equity interests in the Company, which is 50% of the Company’s registered capital of RMB6,000,000 (RMB3,000,000), to Party B (including all related rights). Party B agrees to be the transferee of the equity interests of the Company.

2.                            The share transfer between Party A and Party B will not result in any changes to the registered capital of the Company.

3.                            The Parties agree to enter into supplementary agreements with respect to the Control Agreements and Loan Agreement, which will terminate Party A’s responsibility for rights and obligations under such agreements, and Party B shall take the place of Party A for the responsibility of the rights and obligations in these agreements.

4.                            After this Agreement is signed, the Parties will use their best efforts, collaborate with each other to take all necessary actions, and cooperate with the Company to handle the relevant registrations and procedures for the change in shareholders with the administration for industry and commerce.

5.                            This Agreement is formally entered into and effective upon the date of signing and the seal of the Parties. This Agreement is written with four (4) originals: one copy for Party A, one copy for Party B, one copy archived by the Company and one copy for registration with the administration for industry and commerce. Each copy has the same legal effect.

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[This page has no text, signature page of the Beijing Run An Information Consultancy Co., Ltd. Share Transfer Agreement]

Party A: JIN Weimin

Signature:	/s/ JIN Weimin

Party B: CHEN Jingwu

Signature:	/s/ CHEN Jingwu